UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                       EVCI Career Colleges Holding Corp.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    26926P100
                                 (CUSIP Number)

                      ComVest Investment Partners III, L.P.
                      One North Clematis Street, Suite 300
                         West Palm Beach, Florida 33401
                                 (561) 868-6074
                      -------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                  May 23, 2007
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26926P100
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             ComVest Investment Partners III, L.P. (20-8834639)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
NUMBER OF                  7.   SOLE VOTING POWER
SHARES                              0
BENEFICIALLY      -------------------------------------------------------------
OWNED BY                   8.   SHARED VOTING POWER
EACH                               28,238,017
REPORTING         -------------------------------------------------------------
PERSON                     9.   SOLE DISPOSITIVE POWER
WITH                                0
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                   28,238,017
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             28,238,017
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [X]
12
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.59%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

CUSIP No. 26926P100
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             ComVest III Partners, LLC (20-8834539)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
NUMBER OF                  7.   SOLE VOTING POWER
SHARES                              0
BENEFICIALLY      -------------------------------------------------------------
OWNED BY                   8.   SHARED VOTING POWER
EACH                               28,238,017
REPORTING         -------------------------------------------------------------
PERSON                     9.   SOLE DISPOSITIVE POWER
WITH                                0
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                   28,238,017
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             28,238,017
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [X]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.59%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------

CUSIP No. 26926P100
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Michael S. Falk
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
-------------------------------------------------------------------------------
NUMBER OF                  7.   SOLE VOTING POWER
SHARES                              0
BENEFICIALLY      -------------------------------------------------------------
OWNED BY                   8.   SHARED VOTING POWER
EACH                               28,238,017
REPORTING         -------------------------------------------------------------
PERSON                     9.   SOLE DISPOSITIVE POWER
WITH                                0
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                   28,238,017
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             28,238,017
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [X]
12
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.59%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

CUSIP No. 26926P100
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Robert L. Priddy
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
-------------------------------------------------------------------------------
NUMBER OF                  7.   SOLE VOTING POWER
SHARES                              0
BENEFICIALLY      -------------------------------------------------------------
OWNED BY                   8.   SHARED VOTING POWER
EACH                               28,238,017
REPORTING         -------------------------------------------------------------
PERSON                     9.   SOLE DISPOSITIVE POWER
WITH                                0
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                   28,238,017
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             28,238,017
--------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [X]
12
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.59%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

Item 1.      Security and Issuer

     This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of EVCI Career Colleges Holding Corp., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1 Van Der Donck Street, 2nd Floor, Yonkers, New York 10701.

Item 2.      Identity and Background

     The name of the Reporting Person is ComVest Investment Partners III, L.P., a Delaware limited partnership ("ComVest"). ComVest is a private investment partnership. The general partner of ComVest is ComVest III Partners LLC, a Delaware limited liability company ("ComVest III Partners"), the managing members of which are Michael Falk ("Falk") and Robert Priddy ("Priddy"). Falk and Priddy are citizens of the United States of America.

     The business address for ComVest and the other entities and individuals described in this Item 2 is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

     During the last five years, neither ComVest nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Inder Tallur and Brian Fluck (the "ComVest Designees"), principals of the Reporting Person, will be directors of the Issuer upon the closing of the transactions contemplated by the Purchase Agreement (as defined below). ComVest maintains the right to designate one additional director to the board of directors (the "Board") of the Issuer and, upon receipt of the Share Authorization (as defined below), shall have the right to designate a majority of the Board.

Item 3.  Source and Amount of Funds or Other Consideration

     As more fully described in Item 4 hereof, pursuant to the Purchase Agreement, the Reporting Person will acquire the Note, the Shares and the Warrants (each, as defined below) for aggregate consideration of approximately $9,498,810. The funds for the purchase of such securities will be obtained from existing capital funds of the Reporting Person.

     A copy of the Purchase Agreement is incorporated herein by reference as
Exhibit 1, and the description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement.

Item 4.    Purpose of Transaction

     ComVest purchased the Note, the Shares and Warrants for investment purposes and not with the view to sell in connection with any distribution thereof. Except in the ordinary course of business or as set forth below, the Reporting Person has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

Purchase Agreement

     Pursuant to the terms of a Securities Purchase Agreement, dated as of April 24, 2007 (the "Purchase Agreement"), by and between the Issuer and the Reporting Person, the Issuer agreed to issue and sell to ComVest (i) a convertible secured note (the "Note") in the aggregate principal amount of $9,202,313 (such amount including the principal amount of the note plus fees and expenses of Reporting Person that were reimbursed by the Issuer and certain prepaid interest), (ii) 2,374,922 shares of Common Stock for a purchase price equal to $1,282,458, and
(iii) warrants (the "Warrants") to purchase up to 25,863,095 shares of Common Stock; in the case of the Note and the Warrant, subject to certain adjustments in accordance with the terms of the Purchase Agreement, the Note and the Warrant.

     The Issuer has agreed to seek approval from its stockholders to: (i) increase the authorized number of shares of Common Stock to accommodate the issuance of the shares of Common Stock issuable upon exercise of the Warrants or conversion of the Note, as the case may be (the "Share Authorization"); (ii) to duly elect the ComVest Designees; and (iii) to approve the grant of non-plan options granted to certain members of management. The Issuer agreed to use commercially reasonable efforts to call a meeting of its stockholders to be held no later than October 31, 2007 for the purpose of seeking stockholder approval of the matters referenced above. If the Share Authorization is approved by stockholders of the Issuer but the grant of non-plan options to management is rejected, ComVest has indicated that it may, in order to induce such members of management to continue their respective amended employment arrangements, transfer up to 2,700,000 of its Warrants to such members of management.

Registration Rights Agreement

     In connection with the transactions referenced herein, the Issuer entered into a registration rights agreement with ComVest (the "Registration Rights Agreement") pursuant to which ComVest shall have two demand registration requests and unlimited "piggyback" registration rights pursuant to which the Issuer will be required to, among other things, prepare and file a registration statement to effect a registration covering the resale of (i) the Shares and shares of Common Stock issuable upon conversion of the Note and exercise of the Warrants, as the case may be. The Issuer will be required to keep such registration statement effective until the earlier of: (x) such time as all registrable securities covered by such registration statement have been sold pursuant to any registration statement, Rule 144 of the Securities Act of 1933, as amended (the "Act") or any exemption from registration under the Act; and (y) such time as all of the registrable securities covered by such registration statement may be sold in open market transactions pursuant to Rule 144(k) of the Act.

     A copy of the Registration Rights Agreement is incorporated herein by reference as Exhibit 2, and the description herein of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement.

Item 5. Interest in Securities of the Issuer

     (a) As a result of the closing of the transactions contemplated by the Purchase Agreement, ComVest will beneficially own (excluding shares issuable upon conversion of the Note) 28,238,017 shares of Common Stock of the Issuer, representing 56.59% of the Issuer's stock (assuming approval of the Share Authorization). If the Note is not repaid within one year, the Note shall be exercisable at the sole option of ComVest, at an initial exercise price of $0.60/share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events. Reporting Person shall be entitled to receive up to an additional 15,337,188 shares of Common Stock upon any such conversion of the Note after such date.

     Falk and Priddy, by virtue of their status as managing members of ComVest III Partners (the general partner of ComVest), may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

     (b) Falk and Priddy, by virtue of their status as managing members of ComVest III Partners (the general partner of ComVest), have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares owned by ComVest.

     (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is made to the Purchase Agreement and the Registration Rights Agreement, which are incorporated by reference herein.

Note

     The Note shall mature on the earlier to occur of (i) thirty-six (36) months from the date of issuance and (ii) the acquisition or purchase by a single person or Section 13D group of more than 50% of the voting power or interest of the Issuer. The Note bears an interest rate of 12% per annum with a default interest rate of 24%. The Note shall be convertible at the sole option of ComVest at $0.60/share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events, if the Note is not repaid in full by the Company within one year from the date of issuance.

     A copy of the Note is incorporated herein by reference as Exhibit 3, and the description herein of the Note is qualified in its entirety by reference to the Note.

Warrant

     The Warrant has a term of three years and is exercisable in whole or in part at any time after the Closing at an exercise price of $0.54 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events. Cashless exercise is permitted.

     A copy of the Warrant is incorporated herein by reference as Exhibit 4 and the description herein of the Warrant is qualified in its entirety by reference to the Warrant.

L/C Shares

     The Reporting Person also has agreed to provide the Issuer financial support in connection with certain letter(s) of credit it must obtain to meet its federal and state regulatory requirements. The Issuer has agreed to issue ComVest 408,410 shares of Common Stock or pay ComVest $220,542, in each case at ComVest's sole option, in the event the Reporting Person is required to extend this financial support for an additional year.

Item 7.      Material to be Filed as Exhibits

Exhibit 1 Securities Purchase Agreement, dated April 24, 2007, by and between the Issuer and ComVest (incorporated by reference to Exhibit 10.52(a) to the Issuer's Form 10-K/A, for the year ended December 31, 2006 (filed May 23, 2007)).

Exhibit 2    Registration Rights Agreement (incorporated by reference to
             Exhibit 10.52(d) to the Issuer's Form 10-K/A, for the year ended December 31, 2006 (filed May 23, 2007)).

Exhibit 3 Note (incorporated by reference to Exhibit 10.52(b) to the Issuer's Form 10-K/A, for the year ended December 31,
             2006 (filed May 23, 2007)).

Exhibit 4    Warrant (incorporated by reference to Exhibit 10.52(f) to the
              Issuer's Form 10-K/A, for the year ended December 31,
             2006 (filed May 23, 2007)).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007                   ComVest Investment Partners III, L.P.

                                         By: ComVest III Partners, LLC,
                                             its general partner

                                         By: /s/Michael S. Falk
                                         -----------------------------------
                                         Name:  Michael S. Falk
                                         Title: Managing Member


Dated:  May 24, 2007                  ComVest III Partners LLC

                                         By: /s/Michael S. Falk
                                         -----------------------------------
                                         Name:  Michael S. Falk
                                         Title: Managing Member


Dated:  May 24, 2007                  /s/ Michael S. Falk
                                      --------------------------------------
                                      Michael S. Falk, individually


Dated:  May 24, 2007                  /s/ Robert L. Priddy
                                      --------------------------------------
                                      Robert L. Priddy, individually

                                  EXHIBIT INDEX

Exhibit 1 Securities Purchase Agreement, dated April 24, 2007, by and between the Issuer and ComVest (incorporated by reference to Exhibit 10.52(a) to the Issuer's Form 10-K/A, for the year ended December 31, 2006 (filed May 23, 2007)).

Exhibit 2         Registration Rights Agreement (incorporated by reference to
                  Exhibit 10.52(d) to the Issuer's Form 10-K/A, for the year ended December 31, 2006 (filed May 23, 2007)).

Exhibit 3 Note (incorporated by reference to Exhibit 10.52(b) to the Issuer's Form 10-K/A, for the year ended December 31,
                  2006 (filed May 23, 2007)).

Exhibit 4 Warrant (incorporated by reference to Exhibit 10.52(f) to the Issuer's Form 10-K/A, for the year ended December 31,
                  2006 (filed May 23, 2007)).

                             JOINT FILING AGREEMENT

     The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of EVCI Career Colleges Holding Corp. and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: May 24, 2007                   ComVest Investment Partners III, L.P.


                                         By: ComVest III Partners, LLC,
                                             its general partner

                                         By: /s/Michael S. Falk
                                         -----------------------------------
                                         Name:  Michael S. Falk
                                         Title: Managing Member

Dated: May 24, 2007                   ComVest III Partners LLC

                                         By: /s/Michael S. Falk
                                         -----------------------------------
                                         Name:  Michael S. Falk
                                         Title: Managing Member


Dated: May 24, 2007                   /s/ Michael S. Falk
                                      --------------------------------------
                                      Michael S. Falk, individually

Dated: May 24, 2007                   /s/ Robert L. Priddy
                                      --------------------------------------
                                      Robert L. Priddy, individually